1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 3, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of China Telecom Corporation Limited (the “Company”) for the year ended 2005 will be held at 11:00 am on 23 May 2006 in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong to consider and, if thought fit, pass the following businesses:

ORDINARY RESOLUTIONS

1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2005 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for year 2006;

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2005 be considered and approved;

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditors and domestic auditors of the Company respectively for the year ending 31 December 2006 be considered and approved, and the Board of Directors of the Company be authorised to fix the remuneration of the auditors;

4.	THAT Mr. Wei Leping’s resignation from the position as an executive director of the Company be considered and approved; and

to consider and approve other businesses (if any).

And as special business, to consider and, if thought fit, pass the following as special resolutions:

SPECIAL RESOLUTIONS

5.	THAT the issue of short-term commercial paper by the Board of Directors be considered, approved, confirmed and ratified.

(1)	THAT the Company’s issue of short-term commercial paper before end of October 2006 pursuant to The Notice of the People’s Bank of China on the Issue of Short-term Commercial Paper by China Telecom Corporation Limited (Yin Fa [2005] No. 286) and based on the need of the Company and the market conditions, and with a maximum outstanding repayment amount of RMB30 billion be approved; THAT the Company’s issue of short-term commercial paper, in one or more tranches, from end of October 2006 to the day before the date on which the annual general meeting of the Company for the year ending 31 December 2006 is held, and with a maximum outstanding repayment amount of RMB40 billion be approved (the “Issue”).

(2)	THAT the board of directors of the Company (the “Board”) or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into consideration the specific needs of the Company and other market conditions, be and are hereby generally and unconditionally authorised to:

(a)	determine the specific terms, conditions and other matters of the Issue (including, but not limited to, the determination of the actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Issue);

(b)	do all such acts which are necessary and incidental to the Issue (including, but not limited to, the securing of approvals, the determination of underwriting arrangements and the preparation of relevant application documents); and

(c)	take all such steps which are necessary for the purposes of executing the Issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the aforementioned acts and steps have already been undertaken by the Board or the Directors in connection with the Issue, such acts and steps be hereby approved, confirmed and ratified.

6.	“THAT:

(a)	subject to paragraph (c) below, the exercise by the board of directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of the company

(“Shares”) and to make or grant offers, agreements and options which might require the exercise of such powers be hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall authorise the board of directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)	the amount of additional domestic Shares or overseas-listed foreign invested shares (“H Shares”) (as the case may be) allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with either separately or concurrently once every twelve months by the board of directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the articles of association of the Company shall not exceed 20% of each of the Company’s existing domestic Shares and H Shares (as the case may be) in issue at the date of passing this special resolution; and

(d)	for the purpose of this special resolution 6:

“Relevant Period” means the period from the passing of special resolution 6 until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the 12 months period following the passing of these special resolutions; and

(iii)	the revocation or variation of the authority given to the board of directors of the Company under these special resolutions by a special resolution of the Company’s shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the board of directors of the Company to holders of Shares on the register of members on a fixed record date in proportion of their then holdings of such Shares (subject to such exclusion or other arrangements as the board of directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirement of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.”

7.	“THAT the board of directors of the Company be authorised to increase the registered capital of the Company to reflect the issue of shares in the Company authorised under special resolution 6, and to make such appropriate and necessary amendments to the articles of association of the Company as they think fit to reflect such increases in the registered capital of the Company and to take any other action and complete any formality required to effect such increase of the registered capital of the Company.”

By Order of the Board
Li Ping Yung Shun Loy, Jacky
Joint Company Secretaries

Beijing, PRC

3 April 2006

Notes:

(1)	Mr. Wei Leping proposed to retire from his position as executive director of the Company, which will be effective after approval in the annual general meeting.

(2)	Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 pm on 21 April 2006 and then register as shareholders on the register of members of the Company are entitled to attend the annual general meeting.

(3)	Each shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at the annual general meeting. A proxy need not be a shareholder. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2005, which is expected to be despatched to shareholders around 4 April 2006.

(4)	To be valid, the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney must be delivered to the Office of the Board of the Company for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the annual general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the annual general meeting if he so wishes.

The address of the share registrar for the Company’s H shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

(5)	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(6)	The registration procedure for attending the annual general meeting:

(a)	shareholders attending the annual general meeting in person or by proxy shall present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorised by the board or other decision making authority shall present a copy of the relevant resolution of the board or other decision making authority in order to attend the annual general meeting.

(b)	shareholders intending to attend the annual general meeting shall return the attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before 2 May 2006.

(7)	Closure of the register of members:

The register of members of the Company will be closed from 24 April 2006 to 23 May 2006 (both days inclusive).

(8)	The annual general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the annual general meeting shall be responsible for their own transport and accommodation expenses.

(9)	The address of the Office of the Board is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person:	Li Ping Yung Shun Loy, Jacky
Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728

(10)	As of the date of this announcement, the board of directors consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive director, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Form of proxy for the Annual General Meeting to be held on 23 May 2006

I/We(Note 1) _______________________________________________________________________________________________of _______________________________________________________________________________________________________being the registered holder(s) of _____________H/domestic shares(Note 2) of RMB1.00 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or __________________________________of _______________________________________________________________________________________________________as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at 11:00 am on 23 May 2006 in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below.(Note 4 )

ORDINARY RESOLUTIONS		FOR (note 4)	AGAINST (note 4)
1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2005 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for year 2006.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2005 be considered and approved.

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditors and domestic auditors of the Company respectively for the year ending 31 December 2006 be considered and approved, and the Board of Directors of the Company be authorised to fix the remuneration of the auditors.

4.	THAT Mr. Wei Leping’s resignation from the position as an executive director of the Company be considered and approved.

SPECIAL RESOLUTIONS		FOR(note 4)	AGAINST (note 4)
5.	THAT the issue of short-term commercial paper by the Board of Directors be considered, approved, confirmed and ratified.

(1)    THAT the Company’s issue of short-term commercial paper before end of October 2006 pursuant to The Notice of the People’s Bank of China on the Issue of Short-term Commercial Paper by China Telecom Corporation Limited (Yin Fa [2005] No. 286) and based on the need of the Company and the market conditions, and with a maximum outstanding repayment amount of RMB30 billion be approved; THAT the Company’s issue of short-term commercial paper, in one or more tranches, from end of October 2006 to the day before the date on which the annual general meeting of the Company for the year ending 31 December 2006 is held, and with a maximum outstanding repayment amount of RMB40 billion be approved (the “Issue”).

(2)    THAT the board of directors of the Company (the “Board”) or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into consideration the specific needs of the Company and other market conditions, be and are hereby generally and unconditionally authorised to:

(a)     determine the specific terms, conditions and other matters of the Issue (including, but not limited to, the determination of the actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Issue);

(b)     do all such acts which are necessary and incidental to the Issue (including, but not limited to, the securing of approvals, the determination of underwriting arrangements and the preparation of relevant application documents); and

(c)     take all such steps which are necessary for the purposes of executing the Issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the aforementioned acts and steps have already been undertaken by the Board or the Directors in connection with the Issue, such acts and steps be hereby approved, confirmed and ratified.

6.	To grant a general mandate to the board of directors to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares (as the case may be) in issue.

7.	To authorise the board of directors to increase the registered capital and amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.

B-1

Dated this                              day of                                                  2006 Signed(Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.	In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.	To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Office of the Board of Directors of the Company, 31 Jinrong Street, Xicheng District, Beijing, PRC or the Company’s share registrar (as the case may be) not less than 24 hours before the time for holding the Meeting or any adjournment thereof (as the case may be). Domestic shareholders shall deposit the relevant documents with the Office of the Board of Directors of the Company and H shareholders shall deposit the relevant documents to the Company’s share registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

B-2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Annual General Meeting Attendance Slip

To: China Telecom Corporation Limited (the “Company”)

I/We (Note 1)                                                   of                                                                                                                                            , being the registered holder of (Note 2)                     H/domestic shares in the share capital of the Company hereby inform the Company that I/we intend to attend the Annual General Meeting to be held at 11:00 am on Tuesday, 23 May 2006 in the Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong or to appoint proxies to attend on my/our behalf.

Signature:

Date:	2006

Notes:

1.	Please insert the full name(s) and address(es) of the shareholder(s) as it is recorded in the register of members of the Company in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s).

3.	Please duly complete and sign this Attendance Slip, return the Attendance slip via hand delivery, mail or fax to the Office of the Board of the Company on or before Tuesday, 2 May 2006.

Address of the Office of the Board of the Company

The Office of the Board

China Telecom Corporation Limited

31 Jinrong Street, Xicheng District

Beijing, 100032

PRC

Contact person:	Li Ping Yung Shun Loy, Jacky
Telephone:	(8610) 6642 8166
Facsimile:	(8610) 6601 0728

C-1